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FORM 144             U.S. SECURITIES AND EXCHANGE COMMISSION                           OMB APPROVAL
                              WASHINGTON, D.C. 20549                                   OMB Number 3235-0101
                                                                                       Expires: May 31, 2000
                                                                                       Estimated average burden
                                                                                       hours per response: 2.0

FORM 144                NOTICE OF PROPOSED SALE OF SECURITIES                                 SEC USE ONLY
                PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933                      DOCUMENT SEQUENCE NO.


ATTENTION: TRANSMIT FOR FILING 3 COPIES OF THIS FORM CONCURRENTLY WITH EITHER PLACING          CUSIP NUMBER
           AN ORDER WITH A BROKER TO EXECUTE A SALE OR EXECUTING A SALE DIRECTLY WITH
           WITH A MARKET MAKER.
                                                                                               WORK LOCATION
1(a) NAME OF ISSUER (Please type or print)   (b) IRS IDENT. NO.  (c) S.E.C. FILE NO.
     -------------------------------------   ------------------  -------------------
     Value City Department Stores, Inc.           31-1322832           1-10767
                                                               (e)TELEPHONE NO.
1(d) ADDRESS OF ISSUER  STREET  CITY   STATE   ZIP CODE       AREA CODE   NUMBER
     -----------------  ------  ----   -----   --------       ---------   ------
     3241 Westerville Road, Columbus, Ohio 43224                614       471-4722

2(a) NAME OF PERSON FOR WHOSE                   (c)
     ACCOUNT THE SECURITIES            (b) IRS  RELATIONSHIP
     ARE TO BE SOLD                    IDENT NO TO ISSUER    (d)ADDRESS: STREET, CITY, STATE, ZIP CODE
     ------------------------          -------- --------     ----------------------------------------------
Joseph C. Keys, Trustee U/A/D 7/21/80  n/a      None         414 Notre Dame, Grosse Pointe, MI 48230

INSTRUCTION: THE PERSON FILING THIS NOTICE SHOULD CONTACT THE ISSUER TO OBTAIN THE I.R.S. IDENTIFICATION NUMBER AND
THE S.E.C. FILE NUMBER.

                (b)
                Name and Address of                   (c)                      Number of
                Each Broker Through                   Number of                Shares or  (f)
3(a)            Whom the Securities                   Shares or    (d)         Other      Approximate  (g)
Title of the    are to be Offered                     Other Units  Aggregate   Units Out- Date of Sale Name of Each
Class of Sec-   or Each Market Maker  SEC USE ONLY    to be Sold   Market      standing   (See Instr.  Securities
urities to be   who is Acquiring      Broker-Dealer   (See Instr.  Value (See  See Instr. 3(f))        Exchange(See
Sold            the Securities        File Number     3(c)         Instr.3(d)) 3(e))      (MO/DAY/YR)  Instr.3(g))
-------------   --------------------  -------------   -----------  ----------- ---------- ------------ ------------
Common Stock    Raymond James & Assoc.                4,150 shs.   $63,550     32,850,114 12/31/1999   NYSE
                15 Kercheval
                Grosse Pointe Farms,
                Michigan 48236

INSTRUCTIONS:
1. (a) Name of issuer                          3. (a) Title of the class of securities to be sold
   (b) Issuer's I.R.S. Identification Number      (b) Name and address of each broker through whom the
   (c) Issuer's S.E.C. file number, if any            securities are intended to be sold
   (d) Issuer's address, including zip code       (c) Number of shares or other units to be sold (if debt
   (e) Issuer's telephone number, including area      securities, give the aggregate face amount)
       code                                       (d) Aggregate market value of the securities to be sold as
2. (a) Name of person for whose account the           of a specified date within 10 days prior to the filing
       to be sold                                     of this notice
   (b) Such person's Social Security or I.R.S.    (e) Number of shares or other units of the class
       number                                         outstanding, or if debt securities the face amount
   (c) Such person's relationship to the issuer       thereof outstanding, as shown by the most recent report
       (e.g., officer, director, 10% stockholder      or statement published by the issuer
       or member of immediate family of any of    (f) Approximate date on which the securities are to be sold
       the foregoing                              (g) Name of each securities exchange, if any, on which the
   (d) Such person's address, including zip code      securities are intended to be sold

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.                            SEC 1147(7-97)
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TABLE -- SECURITIES TO BE SOLD
FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE ACQUISITION OF THE SECURITIES TO BE SOLD AND WITH RESPECT TO
THE PAYMENT OF ALL OR ANY PART OF THE PURCHASE PRICE OR OTHER CONSIDERATION THEREFOR:
------------------------------------------------------------------------------------------------------------------
                                               Name of Person from Whom  Amount of
Title of    Date you   Nature of Acquisition   Acquired (If gift, also   Securities  Date of    Nature of
the Class   Acquired   Transaction             give date donor acquired) Acquired    Payment    Payment
---------   --------   ---------------------   ------------------------- ----------  -------    ---------
Common      12/28/1998 Purchase in privately-  Issuer                    8,300 shs.  12/28/1998 Exchanged 99,600
stock                  negotiated transaction                                                   shs. of common
                                                                                                stock of Crowley,
                                                                                                Milner & Co.
INSTRUCTIONS:
     1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
     2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE -- SECURITIES SOLD DURING THE PAST 3 MONTHS
FURNISH THE FOLLOWING INFORMATION AS TO ALL SECURITIES OF THE ISSUER SOLD DURING THE PAST 3 MONTHS BY THE PERSON FOR
WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD.
-------------------------------------------------------------------------------------------------------------------
Name and Address        Title of Securi-                          Amount of Securi-
of Seller               ties Sold               Date of Sale      ties Sold              Gross Proceeds
----------------        ----------------        ------------      -----------------      --------------
None*                   None                    None              None                   None


REMARKS: Pursuant to a divorce decree, 4,150 of the 8,300 shares of the Issuer's common stock were transferred to
Mr. Keys' former wife, Victoria Keys, in December, 1999.

INSTRUCTIONS: See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

December 31, 1999              /S/ JOSEPH C. KEYS, TRUSTEE
DATE OF NOTICE                 (SIGNATURE)

THE NOTICE SHALL BE SIGNED BY THE PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD. AT LEAST ONE COPY
OF THE NOTICE SHALL BE MANUALLY SIGNED. ANY COPIES NOT MANUALLY SIGNED SHALL BEAR TYPED OR PRINTED SIGNATURES.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.
1001)
                                                                                                SEC 1147(7-97)
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